838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 19-397 July 15, 2019

Platinum Group Metals Ltd. Reports Third Quarter Results

And Provides Waterberg Palladium Project Update

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group", "PTM" or the "Company") reports the Company's financial results for the nine months ended May 31, 2019 and provides a summary of recent events and outlook.  For details of the condensed consolidated interim financial statements for the nine months ended May 31, 2019 (the "Financial Statements") and Management's Discussion and Analysis for the nine months ended May 31, 2019 please see the Company's filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).  Shareholders are encouraged to visit the Company's website at www.platinumgroupmetals.net.  Shareholders may receive a hard copy of the complete Financial Statements from the Company free of charge upon request.

All amounts herein are reported in United States dollars ("USD") unless otherwise specified.  The Company holds cash in Canadian dollars, United States dollars and South African Rand.  Changes in exchange rates may create variances in the cash holdings or results reported.

The Company is focused on completing a Definitive Feasibility Study ("DFS") for the large scale, palladium dominant and bulk mineable Waterberg Project in South Africa (the "Waterberg Project").  A technical committee of Waterberg JV Resources Pty Ltd. ("Waterberg JV Co.") is overseeing the DFS with participation from all partners.  A formal Mining Right Application and an Environmental Authorization Application have both been filed and community consultation is ongoing in a positive, respectful climate.  Power and water planning for the project is advancing well, including work under a regional water co-operation agreement with the Capricorn Municipality and engineering and permitting work with power utility Eskom.  Training for an underground, fully mechanized mining work force, sourced primarily from local communities, is part of the planning for the DFS.

Impala Platinum Holdings Ltd. ("Implats") made a strategic investment of $30.0 million in November 2017 to purchase a 15% stake in the Waterberg Project, from which the Company received $17.2 million for its 8.6% project interest sold.  Within 90 days of the completion and approval of the DFS by Waterberg JV Co., Implats may elect to increase its stake to 50.01% by additional share purchases from the Japan Oil, Gas and Metals National Corporation ("JOGMEC") for an amount of $34.8 million and a commitment to spend $130 million for development of the Waterberg Project.  Implats will also have a right of first refusal to smelt and refine Waterberg Project concentrate.

PLATINUM GROUP METALS LTD.	…2

Recent Events

On July 15, 2019 Anglo American Platinum Limited ("Anglo Platinum") and the Company launched a new venture through Lion Battery Technologies Inc. ("Lion Battery"), to accelerate the development of next-generation battery technology using platinum and palladium.  The possibility of creating additional demand for platinum and palladium in the battery technology space is an exciting development and of strategic importance to both parties.

Lion Battery has entered into an agreement with Florida International University to further advance a research programme that uses platinum and palladium to unlock the potential of Lithium Air and Lithium Sulfur battery chemistries to increase their discharge capacities and cyclability.

Under the agreement with Florida International University, Lion Battery will have exclusive rights to all intellectual property developed and will lead all commercialisation efforts. Lion is also currently reviewing several additional and complementary opportunities focused on developing next-generation battery technology using platinum and palladium.  Lion Battery will be jointly funded and is to be a 52% owned subsidiary of Platinum Group with the remaining 48% owned by Anglo Platinum.

On June 28, 2019 the Company closed a non-brokered private placement with Hosken Consolidated Investments Limited ("HCI"), an existing major shareholder of the Company, for gross proceeds of US$1.3 million (the "Private Placement").  In connection with the Private Placement, the Company issued an aggregate of 1,111,111 common shares to Deepkloof Limited, a subsidiary of HCI, at a price of US$1.17 per common share.  On a non-diluted basis and after giving effect to the Private Placement, HCI's ownership percentage increased from 20.05% to 22.60% of the Company's issued and outstanding common shares. The Company did not pay any finder's fees in connection with the Private Placement.

On June 20, 2019 HCI exercised certain common share purchase warrants to purchase 80,000 common shares at $1.70 per common share.  Following the warrants exercise, HCI beneficially held 6,782,389 common shares of Platinum Group, representing 20.05% of the Company's then issued and outstanding common shares.

At May 31, 2019 common share purchase warrants representing 968,770 shares at a price of $1.70 each had been exercised by holders during the period.  Proceeds to the Company totalled $1,646,909.  The Company's two largest shareholders exercised approximately 91% of these warrants.

On March 7, 2019, the Company reported the transfer of a 9.755% interest in Waterberg JV Co. to Hanwa Co. Ltd. ("Hanwa") by JOGMEC.  Prior to the transfer JOGMEC held a 21.95% interest in the Waterberg Project.  Hanwa was the successful bidder in a public tender process for Japanese companies conducted by JOGMEC.  Hanwa is a leading Japanese trading company supplying a broad spectrum of products, including steel, non-ferrous metals, metals and alloys, food, petroleum, chemicals, machinery, lumber and many other items, to a diverse range of global customers.

On January 11, 2019, the Company paid $8.0 million to Liberty Metals & Mining Holdings, LLC ("LMM") in partial settlement of a secured loan facility due to LMM.  The amount paid represented net proceeds from the sale of 4.52 million common shares of JSE listed Royal Bafokeng Platinum Ltd. received by the Company in April 2018 upon completion of stage two of the sale of the Maseve Mine.

PLATINUM GROUP METALS LTD.	…3

On November 16, 2018, the Company filed a National Instrument 43-101 technical report for an updated independent mineral resource estimate for the Waterberg Project.  The report, entitled "Technical Report on the Mineral Resource Update for the Waterberg Project Located in the Bushveld Igneous Complex, South Africa" is dated October 22, 2018 (with the effective date of the mineral resources being September 27, 2018) (the "Waterberg Technical Report") and was prepared by Charles J Muller, B. Sc. (Hons) (Geology), Pr. Sci. Nat., of CJM Consulting (Pty) Ltd.  A copy of the Waterberg Technical Report can be found at www.sedar.com, at www.sec.gov and on the Company's website.

On October 25, 2018, the Company published an updated independent mineral resource estimate for the Waterberg Project on a 100% basis, with 6.26 million ounces of platinum, palladium, rhodium and gold (together known as "4E") recognized in the higher confidence Measured category (57.2 million tonnes at 3.40 g/t 4E), 20.078 million 4E ounces recognized in the Indicated category (185.3 million tonnes at 3.37 g/t 4E), and a total of 26.34 million 4E ounces  in the combined Measured and Indicated categories (242.5 million tonnes at 3.38 g/t 4E comprised of 63.04% palladium, 29.16% platinum, 6.37% gold and 1.43% rhodium)..  The updated resource assessment forms the basis for mine design, scheduling and capital cost estimation as part of the DFS.  The Waterberg deposit is dominated by palladium and also contains copper and nickel.  Inferred mineral resources are estimated at 7.0 million 4E ounces (66.67 million tonnes at 3.26 g/t 4E).  The T zone Measured and Indicated mineral resources increased in grade from 3.88 g/t 4E in 2016 to 4.51 g/t 4E in 2018.  All of the preceding was estimated at a 2.5 g/t 4E cut-off grade, which is the preferred scenario for the project.  Please refer to the Waterberg Technical Report for additional information regarding the updated mineral resource estimate.

On October 10, 2018, the Company announced that a recent Mining Right Application for the Waterberg Project had been accepted by South Africa's Department of Mineral Resources.  The application is supported by the Company and all of the Waterberg Project partners including Implats, JOGMEC and Mnombo Wethu Consultants (Pty) Ltd.  The process of consultation under the Mineral and Petroleum Resources Development Act, 2002 and current Environmental Assessment regulations has commenced.  Many public meetings have already been completed.  Significant feedback from the meetings has been considered in the DFS designs.  Local training and employment are key components of the project to maximize the value of the project for all stakeholders.

Results For The Nine Months Ended May 31, 2019

During the nine months ended May 31, 2019 the Company incurred a net loss of $13.1 million (May 31, 2018 - net loss of $37.6 million).  The lower loss in the current period is predominantly due to the Maseve Mine closure in the fourth quarter of fiscal 2017, resulting in care and maintenance costs of $14.2 million being recognized in the first nine months of fiscal 2018.

General and administrative expenses in aggregate during the nine-month period were $3.8 million (May 31, 2018 - $4.6 million).  Specific items include interest expense of $7.3 million in the current period ($14.9 million May 31, 2018), with the decrease due to less debt outstanding the current period.  A foreign exchange loss of $2.1 million was recognized in the current period (May 31, 2018 $3.9 million loss) due to a decrease in the value of the Canadian Dollar.  A loss of $0.8 million was recognized on the valuation of embedded derivatives whereas a gain of $2.7 million was recognized in the previous comparable period, due largely to the increase in market value of the Company's shares.  The currency translation adjustment recognized in the period is a gain of $2.4 million (May 31, 2018 - $8.3 million gain) due largely to the Rand increasing in value relative to the U.S. Dollar.

PLATINUM GROUP METALS LTD.	…4

At May 31, 2019, finance income consisting of interest earned and property rental fees in the period amounted to $0.3 million (May 31, 2018 - $0.5 million), while a gain on marketable securities of $0.6 million was recognized in the current period (May 31, 2018 - $0.7 million loss).  Loss per share for the period amounted to $0.42 as compared to a loss of $2.24 per share for the nine months ended May 31, 2018.

Accounts receivable at May 31, 2019 totalled $0.4 million (August 31, 2018 - $0.9 million) while accounts payable and accrued liabilities amounted to $2.2 million (August 31, 2018 - $3.6 million).  Accounts receivable were comprised of mainly of amounts receivable for value added taxes repayable to the Company in South Africa and amounts due from joint venture partners and related parties.  Accounts payable at May 31, 2019 related mostly to ongoing work at the Waterberg Project with the decrease as compared to August 31, 2018 being primarily due to settlement of payables related to mine closure costs.

Total expenditures on the Waterberg Project, before partner reimbursements, for the nine-month period were approximately $6.4 million (May 31, 2018 - $5.7 million).  At May 31, 2019, $35.9 million in accumulated net costs had been capitalized to the Waterberg Project.  Total expenditures by all parties on the property since inception are approximately $67.9 million.

For more information on mineral properties, see Note 4 of the Financial Statements.

Outlook

The Company's key business objective is to advance the Waterberg Project to development. The Waterberg project is dominated by palladium at a time when palladium supply is estimated to be in deficit. Mines with palladium as their primary economic mineral are rare.

Waterberg JV Co. is advancing the Waterberg Project to completion of a DFS.  The DFS is being managed by Platinum Group and a technical committee with comprehensive input at all levels from the Waterberg Project partners.  Completion and delivery of the DFS to Waterberg JV Co. is expected in the third calendar quarter of 2019.  A Mining Right Application and an Environmental Authorization have been filed in South Africa following stakeholder consultations and both applications are being advanced.

Local involvement and personnel training are a key part of the design for a modern, safe, responsible mine operating at world class standards.  The DFS team is working with NORCAT, a Sudbury, Canada based global training specialist, to incorporate local skills development into the DFS.

Important detailed infrastructure planning has commenced for the Waterberg Project.  Detailed hydrological work indicates there is sufficient ground water resources for the Project and at the same time there is enough water to improve water accessibility to local communities.  A co-operation agreement between Waterberg JV Co. and the local Capricorn Municipality for the development of water resources is actively advancing these objectives.

PLATINUM GROUP METALS LTD.	…5

The establishment of servitudes for power line routes and detailed planning and permitting for an Eskom electrical service to the project are also advancing well.  Power line environmental and servitude work is being completed by TDxPower in coordination with Eskom.  Community consultation regarding power line routes and completion of an environmental impact assessment is in process.

The Waterberg JV Co. team is working very well together with value-add contributions coming from all partners, including senior team members from Implats working with Platinum Group Metals as Manager of the DFS.  The mine plan includes  large scale, bulk efficient underground mining from decline access with the use of backfill.  The use of backfill will allow higher extraction ratios that had been projected in a pre-feasibility study for the Project, which modelled an open stoping mine method.  The use of backfill will also reduce the required tailings impoundment area, costs and footprint.  Stantec Consulting International LLC, an experienced global, bulk underground mine designer is completing the estimate of mineral reserves and the mine schedule for the DFS.  DRA Project SA (Proprietary) Limited is completing the metallurgical design and overall capital cost estimate.  We look forward to the finalization of the DFS.

A peer review of the DFS, excluding geology, by engineering firm SRK Consulting, is planned to commence in mid-July 2019.  A review of the Waterberg Project geology and a resource estimate filed on SEDAR in October 2018 were previously the subject of a peer review by engineering firm Amec Foster Wheeler.

Within 90 days of the completion and approval of the DFS by Waterberg JV Co., Implats may elect to increase its Waterberg Project stake to 50.01% by additional share purchases from JOGMEC for an amount of $34.8 million and a commitment to spend $130 million for development of the Waterberg Project.

The Company believes that its investment in Lion Battery, co-founded with Anglo Platinum, represents an exciting opportunity in the high-profile lithium battery research and innovation field.  The Company believes that its investment in Lion Battery creates a potential vertical integration with a broader industrial market development strategy to bring new technologies to market which use platinum and palladium.

In the near term, the Company's liquidity will be constrained until financing has been obtained to repay and discharge remaining amounts of secured debt and for working capital purposes.  The Company remains focussed on completing the Waterberg DFS.  The Company is currently discussing opportunities with several finance groups regarding the settlement or refinancing of a secured loan facility due to LMM as well as the Company's working capital requirements.  The Company will continue to work closely with its major shareholders and lenders.  The Company continues to actively assess corporate and strategic alternatives with advisor BMO Capital Markets.

PLATINUM GROUP METALS LTD.	…6

Qualified Person

R. Michael Jones, P.Eng., the Company's President, Chief Executive Officer and a shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the technical information contained in this news release.  He has verified the data by reviewing the detailed information of the geological and engineering staff and independent qualified person reports as well as visiting the Waterberg Project site regularly.

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground palladium and platinum deposit located in South Africa. Platinum Group is listed on the NYSE American Exchange (PLG:NYSE.A) and the Toronto Stock Exchange (PTM:TSX). Waterberg was discovered by Platinum Group and is being jointly developed with Implats, the Japan Oil, Gas and Metals National Corporation (JOGMEC) and Hanwa Co. Ltd. Waterberg has the potential to be a large-scale, low-cost producer of palladium, platinum, rhodium and gold. The Company recently founded Lion Battery Technologies in partnership with Anglo American Platinum to support the use of palladium and platinum in lithium battery applications.

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam

CFO, Corporate Secretary and Director

For further information contact:

   R. Michael Jones, President

   or Kris Begic, VP, Corporate Development

   Platinum Group Metals Ltd., Vancouver

   Tel: (604) 899-5450 / Toll Free: (866) 899-5450

   www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

PLATINUM GROUP METALS LTD.	…7

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements.  Forward-looking statements in this press release include, without limitation, statements regarding the completion of a DFS by within the third calendar quarter of 2019; Waterberg Project's potential to be a bulk mineable, low cost, dominantly palladium mine producing platinum and palladium based on a fully mechanized mine plan; the potential for the Company to obtain financing to repay and discharge remaining amounts of secured debt and for working capital purposes; new business opportunities, including but not limited to, the Company's investment in Lion Battery; and corporate and strategic alternatives.  Mineral resource and reserve estimates are also forward-looking statements because such estimates involve estimates of mineralization that may be encountered in the future if a production decision is made, as well as estimates of future costs and values.  Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including the Company's inability to generate sufficient cash flow or raise sufficient additional capital to make payment on its indebtedness, and to comply with the terms of such indebtedness; additional financing requirements; the Company's credit facility (the "LMM Facility") with Liberty Metals & Mining Holdings, LLC ("LMM") is, and any new indebtedness may be, secured and the Company has pledged its shares of Platinum Group Metals (RSA) Proprietary Limited ("PTM RSA"), and PTM RSA has pledged its shares of Waterberg JV Resources (Pty) Limited ("Waterberg JV Co.") to Liberty Metals & Mining Holdings, LLC, a subsidiary of LMM, under the LMM Facility, which potentially could result in the loss of the Company's interest in PTM RSA and the Waterberg Project in the event of a default under the LMM Facility or any new secured indebtedness; the Company's history of losses and negative cash flow; the Company's ability to continue as a going concern; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the failure of the Company  or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co., Mnombo Wethu Consultants (Pty) Ltd. or Maseve; completion of a DFS for the Waterberg Project is subject to economic analysis requirements; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; the Company may become subject to the U.S. Investment Company Act; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company's common shares may be delisted from the NYSE American or the TSX if it cannot maintain or regain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent Form 20-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.  Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward- looking statement, whether as a result of new information, future events or results or otherwise.

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Estimates of mineralization and other technical information included herein have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC Industry Guide 7. In addition, the terms "mineral resource" and "measured mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and historically have not been permitted to be used in reports and registration statements filed with the SEC pursuant to SEC Industry Guide 7. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. Accordingly, descriptions of the Company's mineral deposits in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of SEC Industry Guide 7.